UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated May 3, 2023 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, May 3, 2023 Comisión Nacional de Valores

Re.: Telecom Argentina S.A.

Dividend Distribution and Reserve Withdrawal

Dear Sirs,

I am writing to you in my capacity as Chairman of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), in order to inform you that today the Board of Directors of Telecom Argentina, in exercise of the authority delegated by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023, resolved:

- To partially withdraw the “Voluntary reserve to maintain the capital investments level and the Company’s current level of solvency” in the amount of P$47,700,934,664 and to distribute as dividends in kind Global Bonds of the Republic of Argentina amortizable in US Dollars maturing on July 9, 2030 (Code GD30 - ISIN US040114HS26) (the “2030 Global Bonds”), for a par value of US$ 411,214,954, at a rate of US$ 0.190935248 par value of 2030 Global Bonds per share of the Company.

Sincerely,

Telecom Argentina S.A.

/s/ Carlos A. Moltini
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	May 3, 2023	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations